Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.d

Enclosures: **SASOL LIMITED | TRADING STATEMENT FOR THE FINANCIAL HALF YEAR ENDING 31 DECEMBER 2018**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Trading statement for the financial half year ending 31 December 2018

Sasol is expected to deliver a solid set of results, underpinned by higher Brent crude oil and product prices, a weaker average rand exchange rate, a satisfactory performance of its global assets and much lower remeasurement items during the six months ending 31 December 2018. Our underlying cash flow performance and earnings are expected to be much stronger than the period ended 31 December 2017 (prior period).

Headline earnings per share (HEPS) for the six months ending 31 December 2018 are expected to increase by between 12% and 29% (approximating R2,12 to R5,12 per share) compared to the prior period HEPS of R17,67. Earnings per share (EPS) for the same period are also expected to increase by between 80% and 100% (approximating R9,03 to R11,29 per share) from the prior period EPS of R11,29.

Earnings before interest, tax, depreciation and amortisation (EBITDA*) are expected to increase by between 10% and 30% largely driven by stronger macroeconomics and core** headline earnings per share (CHEPS) are expected to increase by between 15% and 35% (approximating R2,73 to R6,38 per share) compared to the prior period CHEPS of R18,22. The difference between CHEPS and EBITDA is largely due to depreciation and employee share-based payment expenses.

A detailed production summary and key business performance metrics for the financial half year for all our businesses will be available on our website, www.sasol.com on 24 January 2019 and an announcement will be published on SENS notifying shareholders accordingly. We will at this date include a more detailed analysis on our earnings performance including the impact of the closing rate at 31 December 2018.

Our results for the six months ending 31 December 2018 may be further affected by actual trading results in the remaining period and any further adjustments resulting from our half year-end closure process. This may result in a change in the estimated earnings noted above. This trading statement only deals with the comparison to the prior period.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol will be releasing its audited results for the six months ending 31 December 2018 on Monday, 25 February 2019.

* EBITDA is calculated by adjusting operating profit for depreciation, amortisation, remeasurement items, share-based payments and unrealised gains and losses on our hedging activities.
** Core HEPS are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period.

We believe core headline earnings are a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol's financial position, changes in equity, results of operations or cash flows.

21 November 2018

Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves and cost reductions, including in connection with our BPEP, RP and our business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2018 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 November 2018

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary